Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

September 26, 2013	NR 16 - 2013

Avrupa starts Phase 2 drilling at Covas JV, NW Portugal

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1,500 to 2,000 meters diamond drilling planned

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Focus to be on expansion of tungsten resources

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that Phase 2 diamond drilling at the Covas Joint Venture in NW Portugal has started.  The project is operated by Avrupa, and fully funded by Blackheath Resources Inc. (“Blackheath”), under a previously-announced earn-in agreement (see AVU news release, dated May 18, 2011).  The new drilling program is designed to expand known deposits and mineralization around the Covas property, and will include 1,500 to 2,000 meters at up to 19 separate locations.  The new program follows on a successful Phase 1 drilling program that the partners completed in early 2013 (see AVU news release, dated March 28, 2013).

The Phase 2 drill program will focus on step-out expansion targets in several of the known tungsten-bearing skarn zones that were previously identified in the Phase 1 program and by the 329 drill holes conducted by Union Carbide and others prior to 1980.  Initial holes in this program will test the Lapa Grande area, following on good results there in Phase 1, including an intercept of 2.89% WO3 over 5.10 meters in Hole CO 13/12 starting at a depth of 52.70 meters, as previously reported.  Further drilling in Phase 2 will test new expansion potential at the Castelo, Muito Seco, and Cerdeirinha targets, and follow-up on excellent results at the Telheira deposit, which included an intercept of 2.11% WO3 over 7.98 meters, starting at a depth of 44.57 meters in Hole CO 7/12, also previously reported.

Avrupa’s President and CEO, Paul W. Kuhn, said, “We are excited about the start-up of Phase 2 drilling at Covas.  After good success in the Phase 1 drilling program, we have developed a number of new targets designed to enlarge and upgrade the known tungsten mineralization in our key areas, as well as several other new areas.  We are eager to continue to expand the historic resources at Covas and move towards the next phase in the exploration and development of the project.”

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $41 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Company is not considering the historical estimates as current mineral resources.)

Blackheath Resources Inc. is listed on the TSX Venture Exchange, and is focused on tungsten exploration and development in Portugal.  Management of Blackheath has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.